R * B0 * 10/28/2019 * FS 2346443 11 00 AMENDED 06/30/2019	Great American Insurance Company	087334

FI 70 12 (Ed. 05 12)

Bond No. FS 2346443 11 00 Effective Date of Change 06/30/2019

BOND CHANGES

NAMED INSURED	Schwab Strategic Trust
AND ADDRESS:	211 Main Street
San Francisco, CA 94105

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.	AGENT’S NAME AND ADDRESS: Aon Risk Services Northeast Inc 165 Broadway One Liberty Plaza, Suite 3201 New York, NY 10006

Insurance is afforded by the Company named below, a Capital Stock Corporation: Great American Insurance Company

BOND PERIOD:	From 06/30/2019 To 06/30/2020
12:01 A.M. Standard Time at the address of the Named Insured

Schwab 1000 Indexfi ETF is added to the Joint Insured List.

FORMS AND RIDERS hereby added: FI7012 05-12
FORMS AND RIDERS hereby am ended: SRF9808 08-95
FORMS AND RIDERS hereby deleted:

FI 70 12 (Ed. 05/12)	(Page 1 of 1)

R * B0 * 10/28/2019 * FS 2346443 11 00 AMENDED 06/30/2019	Great American Insurance Company	087334

RIDER NO. 1

To be attached to and form part of Investment Company Bond

No.  FS 2346443 11 00

In favor of Schwab Strategic Trust

Joint Insured

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Schwab Fundamental U.S. Broad Market Index ETF Schwab Fundamental International Small Company Index ETF Schwab International Small-Cap Equity ETF     Schwab Fundamental Emerging Markets Large Company Index ETF Schwab Fundamental U.S. Small Company Index ETF Schwab Intermediate-Term U.S. Treasury ETF     Schwab Fundamental International Large Company Index ETF Schwab Fundamental U.S. Large Company Index ETF Schwab Short-Term U.S. Treasury ETF     Schwab U.S. REIT ETF     Schwab Emerging Markets Equity ETF     Schwab U.S. Mid-Cap ETF     Schwab U.S. Large-Cap Value ETF     Schwab U.S. Aggregate Bond ETF     Schwab U.S. TIPS ETF Schwab U.S. Large-Cap Growth ETF     Schwab U.S. Small-Cap ETF     Schwab U.S. Dividend Equity ETF     Schwab U.S. Broad Market ETF     Schwab U.S. Large-Cap ETF     Schwab International Equity ETF     Schwab 1000 Indexfi ETF

2. This rider shall become effective as of 12:01 a.m. on 06/30/2019 standard time.

SRF 9808 (Ed. 08/95)	(Page 1 of 1)